Exhibit 16.1

February 28, 2022

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Ladies and Gentlemen:

We have read Item 4.01 of Form 8-K dated February 28, 2022, of Kinetik Holdings Inc. and are in agreement with the statements contained in the fourth and fifth paragraphs of Item 4.01. We have no basis to agree or disagree with other statements of the registrant contained therein.

Regarding the registrant’s statement concerning the material weakness, included in the fifth paragraph of Item 4.01, we had considered such matter in determining the nature, timing and extent of procedures performed in our audit of the registrant’s 2021 financial statements.

/s/ Ernst & Young LLP